

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


Received SEC
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

P.E. 1/4/13

January 8, 2013

Linda S. Peterson
Occidental Petroleum Corporation
linda_peterson@oxy.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/8/13

Re: Occidental Petroleum Corporation

Dear Ms. Peterson:

This is in regard to your letter dated January 4, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in Occidental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Occidental therefore withdraws its December 21, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org


Received SEC
JAN - 8 2013
Washington, DC 20549



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

January 4, 2013

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: **Occidental Petroleum Corporation**
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

By letter dated December 21, 2012, Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requested that the staff of the Division of Corporation Finance concur that the Company may omit from its proxy materials for its 2013 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") received by the Company from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Attached hereto as Exhibit A is a facsimile from the Proponent dated January 3, 2013, stating that the Proponent voluntarily withdraws the Proposal. In reliance on the Proponent's withdrawal letter, the Company hereby withdraws its December 21, 2012 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) under the Securities Exchange Act of 1934.

A copy of this letter is being sent to the United Brotherhood of Carpenters Pension Fund with a letter from the Company confirming receipt of the Proponent's withdrawal letter. Accordingly, the Company withdraws its no-action request.

If you have any questions concerning the Proposal or its withdrawal, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Enclosures
cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 310-443-6977]

January 3, 2013

Donald P. de Brier
Executive Vice President,
General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. DeBrier:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to Occidental Petroleum Corporation on November 19, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions prompted the Fund's withdrawal of the Proposal. It is our hope that in the future Occidental Petroleum might find this approach productive as well.

Sincerely,

Ed Durkin

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

 OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 21, 2012

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from the United Brotherhood of Carpenters Pension Fund, attached hereto as Exhibit A (the "Proposal"), may be omitted from the proxy materials for the Company's 2013 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal requests that Occidental implement a triennial say-on-pay vote that requests approval of the Company's executive compensation as well as specific components of the compensation.

Occidental believes the Proposal may be properly omitted from its proxy materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented and Rule 14a-8(i)(3) because the proposal would violate proxy rules, particularly Rule 14a-21(b) requiring a shareholder vote on the frequency of say-on-pay votes.

Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a company may omit a proposal from its proxy statement when the company has already substantially implemented the proposal. See *Starbucks Corporation* (November 27, 2012).

Pursuant to the Note to Rule 14a-8(i)(10), "A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*., one, two ot three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter."

The Company held its first required advisory vote to approve executive compensation at its 2011 Annual Meeting. At that meeting the Company also held an advisory vote on the frequency of such an advisory vote and committed that it would hold the say on pay vote with the frequency receiving the most votes. At that time, shareholders elected, by a majority of votes cast, an annual vote on executive compensation specifically, the vote was:

1 Year	491,421,103
2 Year	22,539,753
3 Year	94,435,220

As a result, the Company holds its vote on executive compensation every year and has stated this policy in the proxy statement for the 2012 Annual Meeting.

Because the majority of votes cast were in favor of an annual vote and the Company already has a policy to follow the recommendation of the stockholders, the Company believes that the Proposal may be excluded from its Proxy Statement pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a company may omit a proposal from its proxy statement when the proposal is contrary to any of the Commission's rules.

The Proposal would request that the Company to hold an advisory vote on executive compensation every three years. Shareholders would not only vote on the overall compensation plan, but also approve or disapprove of specific aspects of the plan.

Rule 14a-21(b) requires companies to hold a shareholder vote to decide the frequency of future shareholder advisory votes on executive compensation. Companies are to "include a separate resolution subject to shareholder advisory vote as to whether the shareholder vote required by paragraph (a) of this section should occur every 1, 2 or 3 years." (Rule 14a-21(b).)

At its 2011 Annual Meeting of Stockholders, the Company held an advisory vote on the frequency of the advisory vote on executive compensation. By a majority vote, the stockholders elected to hold the advisory vote on executive compensation every year.

While the Company is required to hold another vote on the frequency of shareholder advisory votes on or before its 2017 Annual Meeting of Stockholders, the triennial vote suggested by the

Proposal would not fulfill the requirements of Rule 14a-21(b). The proposal requires the Board to institute the triennial vote and, so, the stockholders would not be allowed to make the choice that is required by the Commission's rules to be given to stockholders; the Proposal would impose the will of the Company over the will of the stockholders. Accordingly, the Proposal does not comply with the Commission's proxy rules, and may be excluded pursuant to Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the United Brotherhood of Carpenters Pension Fund with a letter from the Company notifying them of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is attached as Exhibit B.

Occidental plans to begin mailing its proxy materials on or about March 20, 2013. Accordingly, we would appreciate receiving your response no later than March 10, 2013, to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures
cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 310-443-6977]

November 19, 2012

Donald P. de Brier
Executive Vice President,
General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. DeBrier:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Occidental Petroleum Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 12,478 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of Occidental Petroleum Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

EXHIBIT "B"



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 21, 2012

VIA FEDERAL EXPRESS

Mr. Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

Re: Stockholder Proposal for 2013 Annual Meeting

Dear Mr. Durkin:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal United Brotherhood of Carpenters Pension Fund submitted from management's proxy materials with respect to the 2013 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Enclosure